Contact:	Brian Begley Investor Relations Atlas America, Inc. 1845 Walnut St. — Suite 1000 Philadelphia, PA 19103 (215) 546-5005 (215) 546-5388 (facsimile)

Atlas America, Inc. Announces Final Results of Dutch Tender Offer
PHILADELPHIA, PA — (MARKET WIRE) — March 14, 2007 — Atlas America, Inc. (NASDAQ: ATLS) announced today the results of the “Dutch Auction” tender offer for its outstanding stock. Based on the final count by the depositary for the tender offer, the Company accepted for purchase all of the 1,486,605 shares of its common stock properly tendered, or 76% of the shares the Company originally offered to purchase in the auction, at a purchase price of $54.00 per share, which represents the high end of the offering range, for total purchase price of approximately $80.3 million.
The Company commenced the tender offer on February 8, 2007, when it offered to purchase up to 1,950,000 shares of its common stock at a price between $52.00 and $54.00 per share net to the seller in cash, without interest. The tender offer for the Company’s shares expired at 5:00 p.m. New York City time on Friday, March 9, 2007.
The Company expects to have approximately 17.9 million shares issued and outstanding, excluding treasury shares, immediately following its purchase of the tendered shares.
Payment for those shares tendered and accepted will be made promptly.
The information agent for the tender offer was D.F. King & Co., Inc.
Atlas America, Inc. owns an 80% common unit interest and all of the Class A and management incentive interests in Atlas Energy Resources, LLC (NYSE: ATN), an 83% interest in Atlas Pipeline Holdings, L.P. (NYSE: AHD), a limited partnership which owns the general partner interest in Atlas Pipeline Partners, L.P. (NYSE: APL), all the incentive distribution rights and 1,641,026 common units of APL. For more information, please visit our website at www.atlasamerica.com, or contact Investor Relations at bbegley@atlasamerica.com.
Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Atlas America, Inc. believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company’s reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.